UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
           Washington, D.C.  20549

                  FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1997
                     OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
          THE SECURITIES EXCHANGE ACT [NO FEE REQUIRED]

For the transition period
from_________________to__________________.

Commission file number 1-09100

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
                         Gottschalks Inc.
                         Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                              Gottschalks Inc.
                              7 River Park Place East
                              Fresno, California 93720

            REQUIRED INFORMATION

            Gottschalks Inc. hereby files the financial statements required by Form 11-K with respect to the Gottschalks Inc. Retirement Savings Plan (the "Plan").
The financial statements for the Plan and the report of independent accountants are attached hereto as Exhibits and are incorporated in this Annual Report on Form 11-K by reference.

                 SIGNATURES

              The Plan.  Pursuant to the requirements
of the Securities Exchange Act of 1934, the Plan's administrative committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                         GOTTSCHALKS INC.
                         RETIREMENT SAVINGS PLAN

                    By:  INVESTMENT SAVINGS
                         COMMITTEE
                         (Name of Plan
                         Administrative Committee)

                    By:   \s\ Alan A. Weinstein
                           Alan A. Weinstein
                           Its: Secretary















               GOTTSCHALKS INC.
            RETIREMENT SAVINGS PLAN

             FINANCIAL STATEMENTS

          DECEMBER 31, 1997 AND 1996










                 GOTTSCHALKS INC.
             RETIREMENT SAVINGS PLAN

          Financial Statements and
           Supplemental Schedules

   Years ended December 31, 1997 and 1996


              Table of Contents

Independent Accountants' Report                  1-2

Financial Statements:

Statements of Net Assets Available for
  Plan Benefits                                    3
Statements of Changes in Net Assets
  Available for Plan Benefits, With
  Fund Information                                 4
Notes to Financial Statements                      5

Supplemental Schedules as of and for the
  year ended December 31, 1997                     11

   Schedule of Assets Held for Investment Purposes
   Schedule of Reportable Transactions














To the Participants and
Plan Administrator of the
Gottschalks Inc. Retirement Savings Plan

       INDEPENDENT ACCOUNTANTS' REPORT

      We were engaged to audit the financial statements and supplemental schedules of the Gottschalks Inc.
Retirement Savings Plan (the Plan) as of December 31,
1997 and 1996, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

      Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the supplemental schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income
Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The fund information in the statement of changes in net assets available for plan benefits, with fund information is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits for each fund. The supplemental information and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                          MOHLER, NIXON & WILLIAMS
                          Accountancy Corporation
Campbell, California
April 22, 1998





                GOTTSCHALKS INC.
           RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                    December 31,
                                 1997         1996

Investments, at fair value   $13,868,347    $10,133,993

      Assets held for
        investment purposes   13,868,347     10,133,993

Employer's contribution
  receivable                     221,722        277,859

      Net assets available
         for plan benefits   $14,090.069    $10,411,852








See independent accountant's report and
accompany notes to financial statements.






                             GOTTSCHALKS INC.
                          RETIREMENT SAVINGS PLAN

      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

              FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                Self - Participant Directed

                                                                        S&P
                       Asset        Income       S&P 500    Growth     Midcap
                     Allocation   Accumulation    Stock      Stock     Stock
                       Fund          Fund          Fund       Fund     Fund


Net assets available for
  plan benefits at
  December 31, 1995  $2,601,339   $1,364,727    $881,403   $384,380    $300,992

Employer's contribution

Participant's contributions/
 rollovers

Withdrawals/distributions

Dividends and interest

Net appreciation
 (depreciation) in fair
 value of investments

Administrative fees

Transfers in (out)  (2,601,339)  (1,364,727)  (881,403)  (384,380)   (300,992)

Increase (decrease) in
 net assets         (2,601,339)  (1,364,727)  (881,403)  (384,380)   (300,992)

Net assets available
 for plan benefits
 at December 31, 1996   --             --         --         --          --

Employer's contribution

Participants' contributions/
 rollovers

Withdrawals/distributions

Dividends and Interest

Net appreciation
 (depreciation) in fair
 value of investments

Administrative fees

Transfers in (out)

Increase (decrease) in
 net assets

Net assets available
 for plan benefits
 at December 31, 1997  $    --       $    --      $   --      $  --     $  --





                Schwab
                Value   Defensive  Conservative  Moderate  Aggressive  DFA U.S.
              Advantage  Lifestyle   Lifestyle   Lifestyle  Lifestyle   Large
                Fund       Fund        Fund        Fund       Fund     Company


Net assets available for
  plan benefits at
  December 31, 1995

Employer's contribution

Participant's
  Contributions/
  rollovers     $219,045  $148,317   $257,411    $505,011   $599,164

Withdrawals/
  distributions (216,328)  (22,500)   (83,196)   (191,269)  (145,033)

 Dividends and
  interest       107,528    27,395     44,230     101,862    117,183

 Net appreciation
 (depreciation)
 in fair value
 of investments              7,140     23,454      72,840    115,478

Administrative
 fees             (4,687)   (2,941)    (5,202)    (10,607)   (11,718)

Transfers in
 (out)           739,192   435,364    710,243   1,605,773  1,866,911

Increase (decrease)
 in net assets   844,750   592,775    946,940   2,083,610  2,541,985

Net assets available
 for plan benefits
 at December 31,
 1996            844,750   592,775    946,940   2,083,610  2,541,985

Employer's
 contribution       (785)

Participants'
 contributions/
 rollovers       201,837   140,699     279,904    594,340    709,271  $122,359

Withdrawals/
  distributions (171,088)  (57,239)    (99,858)  (212,557)  (253,165)     (789)

Dividends and
 interest         46,227    36,309      68,786    154,579    188,962     6,876

Net appreciation
 (depreciation) in fair
 value of investments        1,588       4,361      4,402    (19,545)   75,153

Administrative
 fees             (5,087)   (4,312)     (8,194)   (16,665)   (19,383)   (2,080)

Transfers in
 (out)           (54,486)  (57,991)      2,661    (52,814)  (169,722)  359,632

Increase (decrease)
 in net assets    16,618    59,054     247,660    471,285    436,418   561,151

Net assets available
 for plan benefits
 at December 31,
 1997           $861,368  $651,829  $1,194,600 $2,554,895 $2,978,403   561,151





                                Non-Participant
                                  Directed
               Gottschalks Inc. Gottschalks Inc.
                    Common        Common                    Participant
                  Stock Fund    Stock Fund  Cash  Receivable  Loans    Total

Net assets available for
  plan benefits at
  December 31,
  1995           $1,079,914   $1,069,642  $   70  $446,569  $649,304 $8,778,340

Employer's
 contribution                    424,792          (146,933)             277,859

Participant's
 contributions/
 rollovers          145,992                        (21,777)           1,853,163

Withdrawals/
  distributions    (148,004)   (158,092)                    (41,473) (1,005,895)

Dividends and
  interest            1,665       1,665    9,222             51,629     462,379

Net appreciation
 (depreciation) in
 fair value of
 investments        (54,140)    (83,188)                                 81,584

Administrative
 fees                  (212)       (211)                                (35,578)

Transfers in
 (out)              184,345        (835)  (9,292)            1,140        --

Increase (decrease)
 in net assets      129,646     184,311      (70) (168,710) 11,296   1,633,512

Net assets available
 for plan benefits
 at December 31,
 1996             1,209,560   1,253,773       --   277,859 660,600  10,411,852

Employer's
 contribution                   737,170            (56,137)            680,248

Participants'
 contributions/
 rollovers         164,666                                           2,213,076

Withdrawals/
 distributions    (180,759)   (214,690)                    (48,459) (1,238,604)

Dividends and
 interest              391         392                      62,093     564,615

Net appreciation
 (depreciation) in
 fair value of
 investments       662,543     788,171                               1,516,673

Administrative
 fees              (1,035)     (1,035)                                 (57,791)

Transfers in
 (out)           (169,408)        508                      141,620        --

Increase (decrease)
 in net assets    476,398   1,310,516             (56,137) 155,254   3,678,217

Net assets available
 for plan benefits
 at December 31,
 1997          $1,685,958  $2,564,289  $ --     $221,722  $815,854 $14,090,069




See independent accountants' report and accompanying notes to financial statements.






                   GOTTSCHALKS INC.
            RETIREMENT SAVINGS PLAN

              NOTES TO FINANCIAL STATEMENTS

          December 31, 1997 and 1996

Note 1 - The Plan and its significant accounting policies:

      The following description of the Gottschalks Inc.
(the Company) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      The Plan is a defined contribution plan that was established in 1986 by the Company to provide benefits to eligible employees. The Plan covers all full-time employees of the Company who have a minimum of one year of service with not less than 1,000 hours of service, are age 21 or older and not otherwise covered by a collective bargaining agreement, a nonresident alien or a leased employee.

      Effective January 1, 1996, the Plan document was amended and restated in its entirety.

      The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal
Revenue Code and the provisions of the Employee
Retirement Income Security Act of 1974 (ERISA).

Administration -

      The Company has appointed an Administrative
Committee (the Committee) to manage the operation and administration of the Plan. A third-party administrator, appointed by the Committee, processes and maintains the records of participant data.
Effective January 1, 1996, the Company contracted with
The Charles Schwab Trust Company (Charles Schwab) to act as the trustee. All significant expenses incurred for administering the Plan are paid by the Company, except for loan fees and an annual management trustee fee ranging from 0.10% to 0.16% of Plan assets, which are paid by the Plan.

Investments -

      During 1997 and 1996, investments of the Plan were held by Charles Schwab, and invested based solely upon instructions received from participants for participant directed funds. During the years ended
December 31, 1997 and 1996, participants could direct their employee contributions among any six of the following investment options. No assurance of actual fund performance can be given. Employer contributions to the Plan are non-participant directed and invested in the Gottschalks Inc. Common Stock Fund.

      Fund options available to Plan participants during the years ended December 31, 1997 and 1996 were as follows:

      Schwab Value Advantage Fund - Funds were invested in a money market account.

      Lifestyle Funds - Funds were invested in DFA One-Year
      Fixed Income Portfolio, DFA U.S. Large Cap
      Value Fund, DFA 9-10 U.S. Small Company Fund, DFA
      International Value Portfolio and International
      Small Cap Value Portfolio. The allocation of investments within each of the portfolios varies among the Lifestyle Funds to provide for different levels of risk.

      DFA U.S. Large Stock Fund - Funds were invested in U.S. large company stocks. This fund was available effective April 1, 1997.

      Gottschalks Inc. Common Stock Fund - Funds were
      invested in common stock of    Gottschalks Inc.

      The Plan's investments are valued at fair value as of the last day of the Plan year, as measured by quoted market prices.

Cash and cash equivalents -

      All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents.

Vesting -

      Participants are immediately vested in their salary deferral and rollover contributions and related earnings. A participant vests ratably and is fully vested in the employer's matching contributions allocated to their account after four years of credited service or after age 65, or because of disability or death.

Income taxes -

      The Plan has been amended since receiving its latest favorable determination letter dated September
28, 1995. However, the Company intends that the Plan continue to qualify under the applicable requirements of the Internal Revenue Code and related state statutes, and is exempt from federal income and state franchise taxes.

Reconciliation of financial statements to Form 5500 -

      The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from presenting the financial statements on the accrual basis of accounting.

Estimates -

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties -

      The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities.
Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks.
Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

Note 2 - Participation and benefits:

Employee contributions -

      Participants may elect to have the Company contribute a percentage, from 1% to 15%, of their eligible pre-tax compensation up to the amount allowable under current income tax regulations.
Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.
Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in whole percentage increments.

      Participants are also allowed to make rollover contributions of amounts received from other tax - qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions -

      The Company is allowed to make matching
contributions as defined in the Plan and as approved by the Board of Directors. The Company's contributions may be made in the form of cash or common stock of the Company. During fiscal 1997, the Company revised its discretionary contribution policy for the Plan such that contributions are now made on a quarterly basis of up to 3% of a participants' quarterly eligible compensation, with the ability to receive an additional contribution of up to 1% of annual eligible compensation, depending on the Company's quarterly and annual financial performance during those periods. For
1996, the Company matched 100% of each participant's contribution up to a maximum of 1% of the participant's compensation. The Company's actual contribution is reduced by available forfeitures, if any, during the Plan year. During 1997, the Company made matching contributions of $680,249, which includes forfeitures of $18,225, and during 1996 the Company made matching contributions of $277,859, which includes forfeitures of $3,505.

Participant accounts -

      Each participant's account is credited with the participant's contribution, Plan earnings or losses, administration fees, and an allocation of the Company's contribution, if any. Allocations of the Company contributions are based on participant contributions.
The benefit to which a participant is entitled is the benefit that can be provided from the participant=s vested account.

Payment of benefits -

      Upon termination, the participant or beneficiary will receive the benefits in a lump-sum amount equal to the value of the participant's vested interest in his or her account.

Loans to participants -

      The Plan allows participants to borrow not less than $500 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five year period, unless the loan is used for the purchase of a primary residence in which case the maximum repayment period is fifteen years. Interest rates on outstanding participant loans currently range from 6.1% to 10.5%.
The specific terms and conditions of such loans are established by the Plan administrator.

Note 3 - Investments:

      The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:


                                   1997        1996

   Schwab Value Advantage Fund  $  861,368  $  844,750
   Lifestyle Funds               7,379,727   6,165,310
   DFA U.S. Large Company          561,151
   Gottschalks Inc. Common
     Stock Fund                  4,250,247   2,463,333

   Participant Loans               815,854     660,600

      Total investments at fair
        value                  $13,868,347 $10,133,993



Note 4 - Party in interest transactions:

      Employer contributions are invested in common stock of the Company. In addition, as allowed in the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company.
Aggregate investment in Company common stock at December 31, 1997 and 1996 was as follows:


Date  Number of shares    Fair value        Cost

1997  512,771             $4,250,247       $4,226,669
1996  465,073             $2,463,333       $2,663,491


Note 5 - Plan termination and/or modification:

      The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.







              GOTTSCHALKS INC.
           RETIREMENT SAVINGS PLAN

           SUPPLEMENTAL SCHEDULES

              DECEMBER 31, 1997













GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN
E.I.N. #77-0159791
PLAN #: 001

ITEM 27a, PART I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 1997

(a)                 (b)                                  (c)

          Identity of issue, borrower,    Description of investment including
          lessor or similar party         maturity date, rate of interest,
                                          collateral, par or maturity value


Charles Schwab:
      Schwab Value Advantage Fund                     Mutual Fund
      DFA US Large Co (S&P 500)                       Mutual Fund
      DFA One Year Fixed Income                       Mutual Fund
      DFA US Large Cap Value Fund                     Mutual Fund
      DFA 9 & 10 US Small Co.                         Mutual Fund
      DFA International Small Cap                     Mutual Fund
      DFA International Value                         Mutual Fund
      Schwab Retirement Money Fund                    Mutual Fund
                                                 (Stock Liquidity Fund)
*Gottschalks Stock                                    Common Stock
*Participant Loans                                    Loan Fund (6.1% to 10.5%)



                                       (d)           (e)
                                       Cost         Current
                                                    Value
Charles Schwab:
 Schwab Value Advantage Fund       $  861,368      $   861,368
 DFA US Large Co (S&P 500)            551,325          561,151
 DFA One Year Fixed Income          2,823,932        2,808,301
 DFA US Large Cap Value Fund        1,841,412        1,710,673
 DFA 9 & 10 Small Co.               1,082,589          894,230
 DFA International Small Cap          725,159          581,725
 DFA International Value            1,553,011        1,384,800
 Schwab Retirement Money Fund          19,884           19,884

*Gottschalks Stock                  4,206,785        4,230,361
*Participant Loans                         0           815,854

Total Assets Held for Investment
  Purposes                                         $13,868,347


*Parties-in-interest






GOTTSCHALKS INC,
RETIREMENT SAVINGS PLAN

ITEM 27d, PART V - SCHEDULE OF REPORTABLE TRANSACTIONS
E.I.N: 77-0159791
PLAN#: 001

                         December 31, 1997

(a)           (b)                     (c)      (d)      (e)         (f)
         Description of asset                                     Expense
       (including interest rate                                   incurred
          and maturity in case      Purchase   Selling   Lease      with
              of a loan               price     price    rental   transaction

Charles Schwab:
      Schwab Value Advantage Fund  $ 339,857
      Schwab Value Advantage Fund             $323,239
      DFA One-Year Fixed Income
        Fund                       1,110,937
      DFA One-Year Fixed Income
        Fund                                   600,519
      DFA US Large Cap Value Fund    603,254
      DFA US Large Cap Value Fund              423,340
      DFA 9 & 10 Small Cap Fund      425,393
      DFA 9 & 10 Small Cap Fund                177,575
      DFA Int'l Small Cap Fund       367,740
      DFA Int'l Small Cap Fund                 156,191
      DFA International Value        611,647
      DFA International Value                  537,733
      DFA US Large Co.               538,809
      DFA US Large Co.                          52,811
      Schwab Retirement Money
        Mkt. Fund                  1,349,122
      Schwab Retirement Money
        Mkt. Fund                            1,350,938
      * Gottschalks                 2,260,11
      * Gottschalks                          1,922,099
      * Parties-In-Interest

                                      (g)             (h)               (i)
                                                   Current value
                                                    of asset on
                                     Cost of        transaction     Net gain
                                     asset            date          or (loss)

Charles Schwab:
   Schwab Value Advantage Fund       $339,857       $339,857          --
   Schwab Value Advantage Fund        323,239        323,239
   DFA One-Year Fixed Income Fund   1,110,937      1,110,937
   DFA One-Year Fixed Income Fund     599,060        600,519         1,459
   DFA US Large Cap Value Fund        603,254        603,254
   DFA US Large Cap Value Fund        384,220        423,340        39,120
   DFA 9 & 10 Small Cap Fund          425,393        425,393
   DFA 9 & 10 Small Cap Fund          165,206        177,575        12,369

   DFA Int'l Small Cap Fund           367,740        367,740
   DFA Int'l Small Cap Fund           161,410        156,191       ( 5,219)
   DFA International Value            611,647        611,647
   DFA International Value            541,650        537,733        (3,917)
   DFA US Large Co.                   538,809        538,809
   DFA US Large Co.                    46,663         52,811         6,148
   Schwab Retirement Money Mkt.
     Fund                           1,349,122      1,349,122
   Schwab Retirement Money Mkt.
     Fund                           1,350,938      1,350,938
*  Gottschalks                      2,260,112      2,260,112
*  Gottschalks                       1,489,13      1,922,099       432,969

*  Parties-In-Interest



CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the use of our name on our report, dated April 22, 1998, with respect to the financial statements and schedules of the Gottschalks Inc. Retirement Savings Plan for the year ended December 31, 1997, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.

                                      MOHLER, NIXON & WILLIAMS
                                      Accountancy Corporation


Campbell, California
April 22, 1998